[Letterhead of Perfect World Co., Ltd.]

March 2, 2012

VIA EDGAR AND FACSIMILE

Barbara Jacobs, Assistant Director

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2010 (the “2010 20-F”)
Filed May 9, 2011 (File No. 001-33587)

Dear Ms. Jacobs, Mr. Kim, Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated February 17, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

1.	We have reviewed your expanded disclosure in response to prior comment 2. Please address the following items:

•	Please expand your disclosure to identify and explain the common characteristics of your consumable items.

In response to the Staff’s comment, the Company will expand the disclosure in its future Form 20-F filings as follows to identify and explain the common characteristics of the consumable items:

The common characteristics of the consumable items include (a) items will be no longer displayed on the player’s game account after a specified period of time ranging from several days to several months or after a player consumes the items through performing in-game actions, and (b) once the items are consumed or expired, we do not have further obligations in connection with such items.

•

Tell us if, in any of your games, you are unable to differentiate revenue attributable between consumable items and permanent ownership items. If so, please disclose how you recognize revenue in these instances.

The Company respectfully advises the Staff that for all of its games, revenues can be clearly attributed to consumable items or permanent ownership items. The Company does not utilize any assumptions or estimates to differentiate the revenues attributed to consumable items or permanent ownership items.

•

Your disclosure indicates that “estimated player life” represents your best estimate for the lives of the in-game permanent ownership items purchased by the paying players. Please disclose the actual or range of “estimated player life” in your policy for the current period in future filings. In your response, tell us the “estimated player life” for the year ended December 31, 2010 and any reassessments during the subsequent period.

In response to the Staff’s comments, the Company will expand the disclosure in its future Form 20-F filings to disclose the range of “estimated player life” for the major games representing majority percentage of the Company’s revenues for the current reporting period.

For the year ended December 31, 2010, the estimated player life of the Company’s different games that generated more than 90% of the Company’s revenues ranged from 226 days to 369 days. There were reassessments made during the subsequent periods. The estimated player life for the year ended December 31, 2011 for the different games that generated more than 90% of our revenues ranged from 265 to 410 days.

•

Your disclosure is unclear as to whether you reassess “estimated player life.” Please provide clarifying disclosure in future filings to state whether you reassess “estimated player life” and how often you perform this reassessment.

In response to the Staff’s comments, the Company will expand and clarify the disclosure in its future Form 20-F filings as follows:

We perform the reassessment of the estimated player life of each game twice a year in various quarters on a rotating basis.

•	Provide clarifying disclosure as to whether you determine “estimated player life” separately for each individual game or an overall “estimated player life.”

The Company respectfully advises the Staff that it determines the estimated player life separately for each of its individual games. For games with less than 3-year operating history, the Company also considers other factors such as acceptance and popularity of the games, the future operating strategies for the games and estimated player life for the Company’s other games with similar characteristics to determine the estimated player life of the games. Those factors are subjective and require judgment.

The Company will clarify this point in its future Form 20-F filings.

•

Describe in greater detail any assumptions and estimates that you use to determine the “estimated player life.” In your disclosure, you should also discuss in greater detail the assumptions and estimates used to determine inactive players.

The Company respectfully advises the Staff that the key assumptions and estimates used to determine the estimated player life is to estimate the game’s paying players’ future playing life which is based on the probability of the game’s paying players returning to the game after a given period of inactivity. The Company uses a statistical model to estimate such probability for each of its games based on historical log-on patterns of all of its paying players over years of game operations starting from the launch of the games.

Below are the major steps employed by the Company to estimate the game’s paying players’ future life:

1.	Collect paying player’s log-on data. The Company keeps records of each paying player’s daily log on activities in the games. All paying players’ log-on data for a game is used as data samples for the statistical model to estimate the probability;

2.	Calculate paying players’ log on probabilities. The Company performs statistical analysis on the collected paying players’ historical log on data to calculate probabilities of the players returning to the game after logging off from the game for a specified period.

3.	Estimate each of the paying players’ future life. The probability rates are applied to each paying players’ historical log on pattern to estimate future playing life of the player since the date of the player’s last log-off from the game, i.e. “future life”.

A paying player’s estimated player life represents the player’s existing life in the game plus the player’s estimated future life. The existing life is the period from the first date the player charged the activated prepaid cards or online points to his/her account in the game to the date of the player’s last log-off from the game. The Company uses actual data for all paying players in the game since the game’s launch to determine the paying players’ existing life. The “estimated player life” of a game is the average of all paying player’s estimated player life.

The Company respectfully advises the Staff that, as described above, the Company does not categorize players into active or inactive groups for the purpose of estimating player life and no assumptions or estimates were used for such purpose. The Company believes the resulting estimated player life for a game is a reasonable representation of the average player life in that game.

•	Tell us the amount of revenues attributable to durable and consumable virtual goods for each period presented.

The Company respectfully advises the Staff that the amount of revenues attributable to durable and consumable virtual goods for 2010 and each of the subsequent periods are listed in the table below. The majority of the Company’s revenues are attributable to consumable virtual goods.

RMB（in thousands）	2010	Q1 2011	Q2 2011	Q3 2011

Revenue attributable to consumable virtual goods	1,690,411	508,536	551,820	473,174
Revenue attributable to permanent virtual goods	376,014	111,205	128,055	117,051

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 81

2.	We note your response to prior comment 6. Please provide us with your proposed disclosure that you intend to use in future filings to explain the nature of these losses.

In response to the Staff’s comments, the Company will add the following note to the table on page F-42 in its future Form 20-F filings to explain the nature of these losses:

The net operating loss carryforwards were resulted from operating losses of some subsidiaries and VIEs of the Group that had losses at their individual entity level.

In addition, the company will expand its disclosure in the year over year comparison section on page 83:

The net loss attributable to non-controlling shareholders is the portion of the net operating losses and/or amortization expenses of intangible assets arising from related business acquisitions that have been allocated to non-controlling interests of these majority owned subsidiaries or their VIEs.

Item 15. Controls and Procedures, page 115

General

3.	We note your response to prior comment 13. Your response under the financial manager indicates that this individual worked for one of the big four accounting firms before joining the Company in 2010. Please clarify if this individual worked for PricewaterhouseCoopers.

The Company respectfully advises the Staff that the financial manager in charge of financial statements consolidation and U.S. GAAP reconciliation worked for PricewaterhouseCoopers Macau office before she joined the Company. PricewaterhouseCoopers Macau office has not had any involvement in the provision of services to the Company nor was this individual previously involved in the audit of the Company’s financial statements.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(2) Principles of consolidation and recognition of non-controlling interest, page F-9

4.	We note your response to prior comment 18. Please explain why you believe that the fee paid (e.g., 45% to 65% of revenue) is significant to the VIE. That is, provide your analysis of why you believe these fees are significant as outlined in ASC 810-10-25-38A.

The Company respectfully advises the Staff that it believes the fees paid are significant to the VIEs because of the following factors:

1.	Our PRC subsidiaries (WFOEs) charge VIEs services fees under the VIE contractual arrangements ranging from 45% to 66% of the revenues generated by various games operated by these VIEs, which represent approximately 82% of VIEs’ total earnings before these services fees. The table below shows the calculation of the fees paid as a percentage of the VIEs’ total earnings before the service fees paid.

Financial data of our VIEs for year ended December 31, 2010
RMB (in thousands)

Total revenues	1,908,948
Total net incomes, before tax	220,665
Fees paid from VIEs to PRC subsidiaries of the Company	1,025,925
Total earnings before the service fees	1,246,590
Percentage of fees paid to total earnings before the service fees	82%

2.	Under the exclusive technology support and service agreement, and the development cooperation agreement as described in prior response, the services fees are based on the complexity, time spent, contents and value of the technical services provided and development work done by our PRC subsidiaries (WFOEs) to VIEs, and there is no limit for our rights to upside benefits in the VIEs.

*        *        *         *

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing